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                                                                 EXHIBIT 4.48


                                NEIL C. SULLIVAN
                            1901 Avenue of the Stars
                                   Suite 2000
                         Los Angeles, California 90067

                                                           September 20, 1996

Pollution Research and Control Corp.
506 Paula Avenue
Glendale, California 91201

                Re:  Purchase of Stock and Warrants
                     ------------------------------

Gentlemen:

        This will confirm the agreement between Pollution Research and Control Corp., a California corporation (the "Company"), and Neil C. Sullivan, an individual ("Sullivan"), with respect to the purchase by Sullivan of common stock and stock purchase warrants from the Company. In consideration for $300,000 cash, paid by Sullivan to the Company, the Company shall issue and deliver 350,000 shares of common stock (the "Shares") and warrants to purchase 300,000 shares of common stock at a price of $1.50 per share for a period of three years (the "Warrants"). The number of shares purchasable upon exercise of the Warrants (the "Warrant Shares") shall be adjusted to give effect to stock splits, stock dividends, combinations, reclassifications and similar changes affecting the outstanding common stock.

        The Company shall as soon as possible file a registration statement on Form S-3 under the Securities Act of 1933, as amended, (the "Act"), to register the Shares and the Warrant Shares and the Company shall use its best efforts to cause such registration statement to be declared effective as soon as possible and to maintain the effectiveness of said registration statement for a period of three years from its effective date.

        The Company shall pay all expenses, other than Sullivan's brokerage commissions or transfer taxes, relating to the registration of the Shares and the Warrant Shares. The Company agrees to indemnify and hold harmless Sullivan against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to which Sullivan may become subject under the Act or otherwise that arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement relating to the Shares and the Warrant Shares or any

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September 20, 1996
Pollution Research Control
Page 2


amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent that any such untrue statement or alleged untrue statement or omission or alleged omission is made in reliance upon and in conformity with written information furnished to the Company by Sullivan expressly for use in such registration statement or any amendment thereto.

        The Company represents and warrants that (i) the Shares and the Warrant Shares, when issued and paid for, shall be duly authorized, validly issued, fully paid and nonassessable, and (ii) this agreement has been duly authorized by all necessary corporate action and is the valid and binding agreement of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors rights generally or by the principles governing the availability of equitable remedies.

        If this letter sets forth our understanding, please execute below and this letter will become a valid and binding agreement between us.



/s/  NEIL C. SULLIVAN
----------------------------------
     Neil C. Sullivan


Agreed this 20th day of September, 1996

POLLUTION RESEARCH AND CONTROL CORP.



By:  /s/ ALBERT E. GOSSELIN, JR.
     -----------------------------
         Albert E. Gosselin, Jr.,
         President